SECURITIES AND EXCHANGE COMMISSION

Securities and Exchange Commission
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APR 1 1 2008
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49253

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **UNITED CAPITAL MARKETS, INC.**

OFFICIAL USE ONLY
40980
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

240 Crandon Boulevard, Suite 167
(No. and Street)

Key Biscayne (City) Florida (State) 33149 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luis Pimentel, CFO (305) 423-4284
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
APR 2 1 2008
THOMSON FINANCIAL

750 Third Ave (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Devaney , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Capital Markets, Inc. , as of February 25th, 2008 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/22/08

Signature Date

CEO

Title

NOTARY PUBLIC - STATE OF FLORIDA
Margaret K. Lombardo
Commission # DD644241
Expires: MAR. 16, 2011
BONDED THRU ATLANTIC BONDING CO., INC.

Margaret K Lombardo

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

United Capital Markets, Inc.

Statement of Financial Condition

December 31, 2007

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

Independent Auditor's Report 1

Financial Statements:

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-6

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
United Capital Markets, Inc.
Key Biscayne, Florida

We have audited the accompanying statement of financial condition of United Capital Markets, Inc. (the "Company") as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of United Capital Markets, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 27, 2008

United Capital Markets, Inc.

Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 159,395
Securities owned, at fair value	5,105,202
Deposit with clearing organization	2,000,000
Fixed assets, at cost (net of accumulated depreciation of $1,149,427)	605,264
Interest receivable	75,700
Other assets	50,010
Total assets	$ 7,995,571
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Payable to clearing organization	$ 2,966,822
Accounts payable and accrued expenses	127,149
Total liabilities	3,093,971
Stockholder's equity:	
Common stock (2,000 shares authorized, 100 shares issued and outstanding; no par value)	6,000
Additional paid-in capital	60,203,970
Retained earnings	(55,308,370)
Total stockholder's equity	4,901,600
Total liabilities and stockholder's equity	$ 7,995,571

See notes to statement of financial condition.

Note 1. Organization

United Capital Markets, Inc. (the "Company"), a wholly owned subsidiary of United Capital Markets Holdings, Inc. (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company markets fixed income securities, including private label asset-backed and government agency securities, to other broker-dealers and financial institutions through its offices located in Florida and California.

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the "clearing organization").

Note 2. Significant Accounting Policies

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value is generally based on published market prices or other relevant factors including dealer price quotations and the Company's valuation models using methodologies such as the present value of known or estimated cash flows.

Securities purchased under agreements to resell, which are treated as collateralized financing transactions, are fully collateralized by government and agency obligations and are carried at the amounts at which the securities will be subsequently resold plus accrued interest. The Company enters into securities purchased under agreements to resell on an overnight basis with one financial institution. The Company monitors the collateral value of the underlying securities on a daily basis. There were no securities purchased under agreements to resell at December 31, 2007.

Fixed assets include furniture and equipments are recorded at cost. Depreciation is calculated using the straight-line method over the useful lives of the assets which range from three to five years.

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (the "GAAP"). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

On September 15, 2006 the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 157 ("FAS 157") on fair value measurement. The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of FAS 157 are effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of FAS 157 on the financial statements of the Company.

Note 3. Payable to Clearing Organization

Included net in payable to clearing organization are amounts payable for settled short positions net of receivable for unsettled long positions. The Company's principal source of short-term financing is provided by the clearing organization from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements. The net payable to the clearing organization is payable on demand. The interest rate for such short-term financing during 2007 was charged at varying rates that ranged from federal funds rate plus 50 basis points to federal funds rate plus 100 basis points.

Note 4. Deposit with Clearing Organization

Amounts represent the Company's required interest bearing deposits with the Company's clearing organization to cover potential trading losses.

Note 5. Transactions with Customers

For transactions where the Company's clearing organization extends credit to customers, the clearing organization seeks to control the risks associated with these activities by contractually requiring customers to maintain margin collateral in compliance with various regulatory and clearing organization guidelines. The Company and the clearing organization monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2007, there were no customer balances maintained at its clearing organization and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2007. In accordance with the margin agreement between the clearing organization and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

Note 6. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2007, securities owned by the Company are comprised of three asset-backed securities (at fair value) totaling $5,105,202 based on dealer price quotations.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. These transactions result in risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. There were no securities sold, not yet purchased at December 31, 2007.

Note 7. Income Taxes

The Company, with the consent of the Parent, has elected under the Internal Revenue Code to be a Qualified Subchapter S Subsidiary ("QSSS"). As a QSSS, the Company's income is included in the Parent's tax return. The Parent is a subchapter S corporation which is 100% owned by an individual. The 100% individual owner of the Parent is taxed on all of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is not subject to state and local income taxes.

Note 8. Commitments and Contingencies

The Company is committed, generally through affiliates, to pay rent for office space, transportation and equipment under leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Expected minimum annual rental payments are as follows:

	Minimum Annual Rental Payments
2008	$ 252,231
2009	136,054
2010	67,181
2011	35,190
Thereafter	11,730
Total	$ 502,386

The Company maintains cash in bank deposit accounts, which, at times, exceed federally insured limits. The Company has experienced no losses associated with these accounts. During 2007, the Company terminated certain multi-year equipment rental agreements with affiliates and entered into new annual agreements with its affiliates at revised rental rates.

Contingencies: As of February 2008, the Company is involved in certain FINRA Dispute Resolution arbitration proceedings, involving substantial monetary claims. The legal counsel of the Company is unable to express an opinion on the outcome of such arbitration matters. The management of the Company believes that it is unlikely that these arbitration proceedings will have an adverse effect on the Company's business, financial condition or operating results.

Note 9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory bodies.

At December 31, 2007, the Company had regulatory net capital, as defined in Rule 15c3-1, of $3,614,449 which was $3,514,449 in excess of the required capital of $100,000.

Under the clearing arrangement with the clearing organization, the Company is required to maintain $2,000,000 minimum net capital and comply with other financial ratio requirements. At December 31, 2007, the Company was in compliance with all such requirements.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

END